UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Aladdin Scheme Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 9, 2021

Physical address of issuer
251 Little Falls Dr., Wilmington, DE 19808

Website of issuer
https://www.aladdin.ng

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$361,210.00

Deadline to reach the target offering amount
April 3, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
The Company currently has 7 employees. The Company's Nigerian subsidiary has 35 employees.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$307,776	$0
Cash & Cash Equivalents	$15,508	$0
Accounts Receivable	$52,141	$0
Short-term Debt	$122,453	$0
Long-term Debt	$0	$0
Revenues/Sales	$143,071	$0
Cost of Goods Sold	$20,963	$0
Taxes Paid	$0	$0
Net Income	($16,854)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 1, 2022

FORM C

Up to $361,210.00

Aladdin Scheme Inc.



Crowd Notes

  This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Aladdin Scheme Inc., a corporation organized under the laws of Delaware (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $361,210.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

  The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

  The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary").

At the conclusion of the Offering, the Company shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing of the Offering. The Intermediary will also be entitled to receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$361,210.00	$18,060.50	$343,149.50

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) The Company will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.aladdin.ng no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 1, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.aladdin.ng.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Aladdin Scheme Inc. (the "Company") is a corporation organized under the laws of Delaware and formed on November 9, 2021. The Company has a subsidiary, Aladdin Scheme Ltd., that was incorporated on September 9, 2020 in Nigeria. The subsidiary is wholly owned by Aladdin Scheme, Inc.

The Company is located at 251 Little Falls Dr., Wilmington, DE 19808.

The Company's website is https://www.aladdin.ng.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Nigerian-based Aladdin is on a mission to promote financial prosperity throughout Nigeria with its digital banking ecosystem for small and mid-sized enterprises ("SMEs"), freelancers, and individuals. With its digital solutions, the company is aiming to enable Nigerians to take control over their finances and plan for the future.

Its ecosystem consists of a digital bank, where users can save and send money to other users or third-party bank accounts, apply for loans, save for the future, and pay bills. This ecosystem also consists of a marketplace, where users can buy and sell products similar to popular e-commerce sites and have a transaction be secured through Aladdin Safepay (an escrow service).

The Offering

Minimum amount of Crowd Notes being offered	$25,000.00 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Notes	$361,210.00 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$361,210.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 3, 2023
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 48 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in Nigeria and the countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We may plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.
Saving has a significant contribution in establishing a country's comprehensive economic health and sustainability. For households, saving is a pathway to securing their future prospects. This can be in terms of solidifying their financial security in the long run, potential for wealth creation or shoring up their resilience in the event of economic crunches. If savings conditions worsen, and adversely affect the ability of customers to keep money aside to buy essential goods and services at acceptable terms and discounted rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically,

personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Our cybersecurity may become compromised and confidential customer or business information may be misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expenses due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information and putting in place backup and double layered security infrastructure. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Reductions in sales of our service will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our service and brand:

- the introduction of competitive products;

- changes in consumer preferences for alternative payment methods;

- the level and effectiveness of our sales and marketing efforts;

- any unfavorable publicity regarding our service or similar services;

- any unfavorable publicity regarding our brand;

- litigation or threats of litigation with respect to our service;

- any changes in government policies and practices related to our service and markets; and

- regulatory developments affecting the marketing or use of our service.

Adverse developments with respect to the sale or market acceptance of our services would significantly reduce our sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

- an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

- an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

- an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

- a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs; and

- a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.
Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management

strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.
Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or

incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low-cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed, and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

If we do not respond to technological changes or upgrade our platform, website, and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our platform, website, and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

The Company is in the development stage.

We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement the "Business and Commercial Development Strategy" outlined in the investor deck provided in conjunction with this Agreement. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing the Business and Commercial Development Strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.
The financial services industry is extremely competitive and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.
Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

Our success depends on the experience and skill of our board of directors, executive officers and key employees.
In particular, we are dependent on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro. We have entered into or intend to enter into

employment agreements with on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro although there can be no assurance that we will be able to or will do so or that they will continue to be employed by us for a particular period of time. The loss of any of on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro or any member of our board of directors or any of our executive officers could harm our business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, we do not have any key man life insurance policies on any such people.

We are dependent on Darlington Onyeagoro, Vivian Onyeagoro, David Echu, Eno Segun-Jimoh Olayemi Nasiru, and Avi Umukoro in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to her in the event of her death or disability. Therefore, if Darlington Onyeagoro dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Nigeria.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The development and commercialization of our styling services and/or products is highly competitive.

We face competition with respect to any services or products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize a subscription-based stylist business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize styling services and/or products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Growth rates higher than planned could create challenges.
The Company's growth, if attained, will result in substantial responsibilities placed upon management and internal systems. Rapid expansion of operations in an emerging stage company entails risks and uncertainties. These risks can, and do, effect available management and other personnel resources, financial resources and physical resources. While detailed planning for growth can mitigate these risks, there can be no assurances that the Company will not be adversely affected by disruption, unexpected events, or conflicting demands upon resources, or that the Company's personnel, systems, procedures and controls will be adequate to support continued growth.

Our business and services could subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters. While our model is not to prepare or advise on the preparation of legal documents, if these laws were found to apply or change to apply, then these laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting.

Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We expect to incur costs associated with responding to, defending and settling such proceedings, particularly those related to unauthorized practice of law, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Our business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. Our business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the

Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important

matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 76.92% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Nigerian-based Aladdin is on a mission to promote financial prosperity throughout Nigeria with its digital banking ecosystem for small and mid-sized enterprises ("SMEs"), freelancers, and individuals. With its digital solutions, the company is aiming to enable Nigerians to take control over their finances and plan for the future.

Its ecosystem consists of a digital bank, where users can save and send money to other users or third-party bank accounts, apply for loans, save for the future, and pay bills. This ecosystem also consists of a marketplace, where users can buy and sell products similar to popular e-commerce sites and is designed to have each transaction be secured through Aladdin Safepay (an escrow service).

Business Plan

Aladdin primarily generates revenue from collecting interest on the loans it lends to its users net of interest it gives its depositors. For example, Aladdin attracts savers who deposits money into a checking account. Aladdin then lends a portion of the total deposits to individuals, including entrepreneurs. Aladdin collects interest income from its loans and gives its depositors interest on their deposited amounts.

The Company also generates a nominal (less than 4% of total net revenues through the first seven months of 2022) amount of revenue from fees and commission income relating its marketplace services, where users can buy and sell items.

History of the Business

Aladdin was originally formed as a private limited company in Nigeria on September 9, 2020. On November 9, 2021, Aladdin Scheme Inc. was formed as a Delaware corporation, which wholly owns Aladdin Scheme, Ltd.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Bank	Aladdin provides users a full-service digital bank, including the ability to make deposits into an account, withdraw cash when needed, send money to other banks / Aladdin users, and apply for loans.	Entrepreneurs, business owners, and other individuals throughout Nigeria
Aladdin Marketplace	This marketplace enables users to buy and sell items, similar to user-driven e-commerce sites. With this marketplace, users can make purchases safely with Aladdin's Safepay escrow solution.	Entrepreneurs, business owners, and other individuals throughout Nigeria

Throughout the remaining months of 2022, Aladdin is planning on releasing new technologies, including issuing physical cards, lending for auto purchases, offering insurance products, enabling group savings and rotational savings, and issuing small- to medium-sized enterprises loans.

Competition

The Company's competitors include financial technology companies that provide savings, payment, and lending solutions, similar to the Company's products The Company's primary competitors are Prospa, Pocket, Kuda, and Sparkle.

We believe our biggest competitive advantage is providing all-encompassing financial tools that enable our customers to not only save and spend, but to send money, sell items, socialize while promoting financial wellness, and apply for loans.

Customer Base
Our revenues are derived primarily from net interest income received from individuals' bank deposits and interest income from individuals' loans.

Intellectual Property
We do not currently have any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is not currently dependent on any regulatory approvals. This is subject to change as the Company's product offerings are updated in the future.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 251 Little Falls Dr., Wilmington, DE 19808.

The Company's Nigerian subsidiary has the following address:

Plot 8, Providence Street, Lekki Phase 1, Lekki, Lagos, Nigeria.

The Company conducts business in Nigeria and in the U.S.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250.00	5.00%	$18,060.50
Marketing (Online)	30.00%	$7,500.00	15.00%	$54,181.50
Marketing (Offline)	30.00%	$7,500.00	23.00%	$83,078.30
Operational Expenses	30.00%	$7,500.00	19.00%	$68,630.00
Product Enhancements	5.00%	$1,250.00	11.00%	$39,733.00
Platform Security	0.00%	$0.00	9.00%	$32,508.90
Business Expansion	0.00%	$0.00	11.00%	$39,733.10
Legal & Taxes	0.00%	$0.00	7.00%	$25,284.70
Total	100.00%	$25,000.00	100.00%	$361,210.00

*The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors
The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions and offices held at the Company and their occupation(s) and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Company Positions	Employment History for Past Three Years	Education & Qualifications
Darlington Onyeagoro	Director, President, CEO	Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present	Engineer's Degree in Mechanical

		Overseeing and managing the overall growth strategy of the company. Director, President, and CEO; Aladdin Scheme Inc., December 8, 2021 – Present Overseeing and managing the overall growth strategy of the company. Founder/Advisor, Blacklist; April 2019 – Present Periodically advise company on strategic decisions.	Engineering, Federal University of Technology
Vivian Onyeagoro	Director, Secretary	Director, Secretary; Aladdin Scheme Ltd., April 2020 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings. Director, Secretary; Aladdin Scheme Inc., December 8, 2021 – Present Makes Board-level decisions and keeps accurate minutes of Board meetings.	Bachelor's in Business Administration from Ronik Polytechnic
David Echu	Director, CTO	CTO; Aladdin Scheme Ltd., July 2020 – Present Lead technology enhancements and new product builds for the bank. CTO; Aladdin Scheme Inc., September 8, 2022 – Present Lead technology enhancements and new product builds for the bank. Chief Development Officer; Newzpoint, January 2020 – December 2020 Developed and integrated a fully functional automated news fetching system. Lead Web Developer; Life Found Technology, October 2018 – December 2020 Built robust website applications.	Bachelor of Computer Science, EPS Lacite Universite

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their occupation(s) and employment responsibilities for the past three (3) years and their educational background and qualifications. the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller, or principal accounting officer, and any person(s) routinely performing similar functions.

Name	Company Positions	Employment History for Past Three Years	Education & Qualifications

Darlington Onyeagoro	Director, President, CEO	Director, President, and CEO; Aladdin Scheme Ltd., July 2020 – Present Overseeing and managing the overall growth strategy of the company. Director, President, and CEO; Aladdin Scheme Inc., December 8, 2021 – Present Overseeing and managing the overall growth strategy of the company. Founder/Advisor; Blacklist, April 2019 – Present Periodically advise company on strategic decisions.	Engineer's Degree in Mechanical Engineering, Federal University of Technology
Eno Segun-Jimoh	COO	COO; Aladdin Scheme Ltd., March 2022 – Present Manage day-to-day operations including treasury management needs, as needed. COO; Aladdin Scheme Inc., September 8, 2022 – Present Manage day-to-day operations including treasury management needs, as needed. Finance Operations Lead; Abart World, March 2018 – March 2022 Manage treasury operations, liquidity, and financial analysis, among other responsibilities.	Master of Science in Finance, University of Leicester
David Echu	Director, CTO	CTO; Aladdin Scheme Ltd., July 2020 – Present Lead technology enhancements and new product builds for the bank. CTO; Aladdin Scheme Inc., September 8, 2022 – Present Lead technology enhancements and new product builds for the bank. Chief Development Officer; Newzpoint, January 2020 – December 2020 Developed and integrated a fully functional automated news fetching system. Lead Web Developer; Life Found Technology, October 2018 – December 2020 Built robust website applications.	Bachelor of Computer Science, EPS Lacite Universite
Olayemi Nasiru	CFO, Treasurer	CFO; Aladdin Scheme Ltd., July 2020 – Present Oversee financial strategy of the firm, including managing capital requirements for growth.	Master of Science in Contemporary Accounting,

		CFO; Aladdin Scheme Inc., December 8, 2021–Present Oversee financial strategy of the firm, including managing capital requirements for growth. Audit Director; SON Professional Services, July 2020 – Present Conduct tax planning, tax management, IFRS compliance and implementation, audit process consulting, business process improvements, and AML training and compliance audit, among other consulting responsibilities. Deputy of Chief Internal Auditor; Polaris Bank, September 2018 – July 2020 Provided assurance services to the Board and Management to assess risk.	Leeds Beckett University
Avi Umukoro	CMO	CMO; Aladdin Scheme Ltd., July 2020 – Present Manage marketing and online customer acquisition strategy. Specialist; Ecobank Nigeria, December 2011 – May 2019 Assist customers with banking issues and problem resolution.	Certified Expert in Climate & Renewable Energy Finance, Frankfurt School of Finance and Management Bachelor's degree in Geology / Earth Science, Delta State University, Nigeria

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Minnesota law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees. The Company's Nigerian subsidiary has 35 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	8,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%
Other material terms	The Company's beneficial owners of Common Stock were issued shares based on a vesting schedule. Of the total amount issued and outstanding, 1,500,000 common shares are unvested and will begin vesting on December 8, 2022. 25% of the total amount of unvested shares will be vested on this date, and the remaining amount will vest monthly, in equal installments, over a four-year period from December 8, 2022.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which will have different rights than those of the Company's Common Stock.

Type of security	Warrant
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Warrant is exercised.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	1.5%
Other material terms	This Warrant entitles the Holder to purchase up to that number of Warrant Shares determined by multiplying the Company Capitalization by the Conversion Percentage, which is 1.5%. The Total Exercise Price equals $0.01 per share multiplied by the number of Warrant Shares, which means the shares of Preferred Stock issued to the last lead investor in the Company, having identical rights, privileges, preferences and restrictions as such shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	When exercised, the Warrant gives the Holder the right to purchase the Company's Preferred Stock. The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which are identical in all respects to the Preferred Stock except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as defined in the Crowd Note) and the following additional differences: 1. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and 2. Shadow Series shareholders shall receive

	quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Type of security	Warrant
Amount outstanding	1
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Warrant is exercised.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10%
Other material terms	This Warrant entitles the Holder to purchase up to that number of Warrant Shares determined by multiplying the Company Capitalization by the Conversion Percentage, which is 10.0%. The Total Exercise Price equals $1,000,000 of Warrant shares, which means the shares of Preferred Stock issued to the last lead investor in the Company, having identical rights, privileges, preferences and restrictions as such shares issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	When exercised, the Warrant gives the Holder the right to purchase the Company's Preferred Stock. The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which are identical in all respects to the Preferred Stock except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as defined in the Crowd Note) and the following additional differences: 1. Shadow Series shareholders shall grant their

	vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

2. Shadow Series shareholders shall receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law). |

Type of security	SAFE
Amount outstanding	2
Principal amount outstanding	$150,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. The Post-Money Valuation Cap is $9 million.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The SAFEs convert into the Company's Preferred Stock. The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which are identical in all respects to the Preferred Stock except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as defined in the Crowd Note) and the following additional differences: 1. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

	2. Shadow Series shareholders shall receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Type of security	SAFE
Amount outstanding	1
Principal amount outstanding	$25,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into a number of shares of Safe Preferred Stock equal to the Company Capitalization multiplied by the Conversion Percentage. The Conversion Percentage is 0.25%.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The SAFEs convert into the Company's Preferred Stock. The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which are identical in all respects to the Preferred Stock except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as defined in the Crowd Note) and the following additional differences: 1. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote

	or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

2. Shadow Series shareholders shall receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law). |

Type of security	Crowd SAFE
Principal amount outstanding	$173,790.00
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. Valuation Cap is $8 million with a 5% Discount Rate. The Safe Price is the price per share equal to the Valuation Cap divided by the Company Capitalization.
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The SAFEs convert into the Company's Preferred Stock. The Crowd Notes convert into Shadow Series of the Company's Preferred Stock, which are identical in all respects to the Preferred Stock except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as defined in the Crowd Note) and the following additional differences: 1. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the

	Company (except for on matters required by law) by irrevocable proxy; and 2. Shadow Series shareholders shall receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

The following securities have been issued by Aladdin Scheme Limited:

Type of security	SAFE
Amount outstanding	2
Principal amount outstanding	$105,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the SAFEs convert.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other material terms	If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. The Post-Money Valuation Cap is $9 million.

The Company does not have any debt outstanding as of the date of this Form C.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Warrant	2	$0	N/A	May 2022	Section 4(a)(2)
SAFE	7	$280,000	General working capital	July and August 2021; March, April, May, and June 2022	Section 4(a)(2)
Crowd SAFE	173,790	$173,790*	Marketing expenses, general working capital, and the payment for fixed assets	January – August 2022	Reg CF

Does not include any fees associated with this raise, including commission to the intermediary, legal fees, and expenses incurred from a financial review

Ownership
The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power (i.e., full vested shares only), are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Darlington Onyeagoro	75.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, the Company should have enough liquidity to execute its business plan through Q2 2023. Significant challenges include managing cash spend while growing and retaining our customer base.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the product roadmap and acquiring new customers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have over $67,000 of cash on hand as of September 2022.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $361,210.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 3, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $361,210.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials and the Crowd Note instrument(s) in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$9 million

Discount
20%

Dividends
The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but receives company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes
If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding

principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Darlington Onyeagoro
(Signature)

Darlington Onyeagoro
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Darlington Onyeagoro
(Signature)

Darlington Onyeagoro
(Name)

CEO
(Title)

November 1, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A

Financial Statements

ALADDIN SCHEME INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Consolidated Balance Sheets 3

Consolidated Statements of Income 4

Consolidated Statements of Equity 5

Consolidated Statements of Cash Flows 6

Notes to the Consolidated Financial Statements 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Aladdin Scheme Inc.
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Aladdin Scheme Inc., which comprise the consolidated balance sheets as of December 31, 2021, and 2020, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Aladdin Scheme Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 7, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.ITAX (1829) • WWW.BELLE.CPA

ALADDIN SCHEME INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 & 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 15,508	$ -
Accounts receivable, net	52,141	-
Employee advances	6,542	-
Loans receivable	97,804	-
Prepaid expenses and other current assets	23,428	-
TOTAL CURRENT ASSETS	195,423	-
PROPERTY AND EQUIPMENT		
Property and equipment, net	13,062	-
OTHER ASSETS		
Intangible assets, net	99,291	-
TOTAL ASSETS	$ 307,776	$ -

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 1,741	$ -
Customer deposits	64,761	-
Loan payable	55,951	-
TOTAL CURRENT LIABILITIES	122,453	-
TOTAL LIABILITIES	122,453	-
SHAREHOLDERS' EQUITY		
Common stock, see note 6	85	-
Additional paid-in capital	97,092	-
SAFE obligations	105,000	-
Accumulated deficit	(16,854)	-
TOTAL SHAREHOLDERS' EQUITY	185,323	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 307,776	$ -

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 & 2020
(unaudited)

	2021	2020
REVENUES	$ 143,071	$ -
COST OF GOODS SOLD	20,963	-
GROSS PROFIT	122,108	-
OPERATING EXPENSES		
Amortization and depreciation expense	3,255	-
General and administrative	61,314	-
Payroll expenses	47,566	-
Professional fees	4,851	-
Sales and marketing	19,531	-
TOTAL OPERATING EXPENSES	136,517	-
NET OPERATING INCOME/(LOSS)	(14,409)	-
OTHER INCOME/(EXPENSES)		
Interest expense	(2,445)	-
TOTAL OTHER INCOME/(EXPENSES)	(2,445)	-
NET INCOME (LOSS)	$ (16,854)	$ -

See independent accountant's review report and accompanying notes to financial statements.

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2021 & 2020
(unaudited)

	Common Stock		SAFE Obligations	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, SEPTEMBER 9, 2020 (INCEPTION)	-	$ -	$ -	-	$ -	$ -
Net loss	-	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	8,462,000	85	-	97,092	-	$ 97,177
Issuance of SAFE obligations	-	-	105,000	-	-	$ 105,000
Net loss	-	-	-	-	(16,854)	$ (16,854)
ENDING BALANCE, DECEMBER 31, 2021	**8,462,000**	**$ 85**	**$ 105,000**	**$ 97,092**	**$ (16,854)**	**$ 185,323**

ALADDIN SCHEME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 & 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (16,854)	$ -
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense	3,255	-
(Increase) decrease in assets:		
Accounts receivable	(52,141)	-
Prepaid expenses and other current assets	(23,428)	-
Employee advances	(6,542)	
Issuance of loans to customers	(97,804)	
Increase (decrease) in liabilities:		
Accounts payable	1,741	-
Customer deposits	64,761	-
CASH USED FOR OPERATING ACTIVITIES	(127,012)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(100,974)	-
Cash used for fixed assets	(14,634)	-
CASH USED FOR INVESTING ACTIVITIES	(115,608)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SAFE obligations	105,000	
Issuance of loan payable, net of repayments	55,951	-
Issuance of common stock	97,177	-
CASH PROVIDED BY FINANCING ACTIVITIES	258,128	-
NET INCREASE IN CASH	15,508	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ 15,508	$ -
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 2,445	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Aladdin Scheme Inc. was incorporated in the State of Delaware on November 9, 2021. Aladdin Scheme Inc. wholly owns and operates Aladdin Scheme Limited.

Aladdin Scheme Limited was incorporated in the Republic of Nigeria on September 9, 2020.

The Company specializes in providing customers with an increased banking experience that allows for a higher interest rate on savings accounts, ability to access loans, simplified bill payment, and free monthly transfers up to 25 each month.

Due to the nature of the subsequent event, the financial statements presented herein give a retroactive effect to the consolidation of the acquired subsidiary. See note 8 for further discussion of the transaction.

Going Concern
Since Inception, the Company has relied on funds from loans payable, SAFE obligations, and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Aladdin Scheme Inc., and Aladdin Scheme Limited. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period and intercompany balances and transactions eliminated.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company held no cash equivalents.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the banking platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $1,683 in amortization expense during the year ending December 31, 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Foreign Currency Translation
The functional currencies of the Company were determined as the US dollar, which is the currency of their primary economic environment. Amounts incurred in Naira dollars are translated into the functional currency as follows:

1. Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;
2. Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
3. Revenues and expenditures at rates approximating the average rate of exchange for the year.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Republic of Nigeria.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by providing banking services to customers. The Company's payments are generally collected upfront. For the years ending December 31, 2021and 2020, the Company recognized $143,071 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>**Loans Receivable**</u>

The Company provides short term loans (under one year to maturity) to their customers. The loans carry 25% - 30% APR's per annum. The Company believes all amounts in loans receivable are collectable.

4.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2021 and 2020:

Property and equipment at cost:

	2021	2020
Office Equipment	$ 14,634	$ -
	14,634	-
Less: Accumulated depreciation	1,572	-
Total	$ 13,062	$ -

5.   <u>**Notes Payable**</u>

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; interest at 42% per annum, maturing in December 2022, monthly payment of $5,790, collateralized by Company assets.	$ 55,951	$ -
Less: Current portion of notes payable	55,951	-
Long term portion of notes payable	-	-

Maturity of the notes payable is as follows:

December 31, 2022	$ 55,951
	$ 55,951

6.   <u>**Equity**</u>

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021 and 2020, 8,462,000 and nil shares have been issued and are outstanding.

6.   **Equity (continued)**

SAFE Obligations
On July 30,2021 and August 10, 2021, the Company issued two Simple Agreements for Future Equity ("SAFEs") for $75,000 and $30,000, respectively. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $9,000,000.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 9, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Purchase of Subsidiary
On September 9, 2022, Aladdin Scheme Limited was purchased by Aladdin Scheme Inc. Due to the nature of this subsequent event, the consolidated financials presented herein have been prepared reflecting this event.

Issuance of SAFE Obligations
In 2022, the Company issued a total of $150,000 in SAFE Obligations with a post-money valuation cap of $9,000,000.

In May of 2022, the Company issued $25,000 in SAFE Obligations with a conversion percentage of 0.25%.

In August of 2022, the Company issued $173,790 in a Crowd SAFE through Wefunder with a discount rate of 5% and valuation cap of $8,000,000.

Issuance of Warrants
In 2022, the Company authorized the issuance of two warrants. One warrant grants the holder the right to purchase warrant shares equal to 1.5% of the fully diluted capitalization at an exercise price of $0.01 per share in the event of an equity financing. The second warrant grants the holder the right to purchase warrant shares equal to 10% of the fully diluted capitalization at an exercise price of $1,000,000 in the event of an equity financing.

Managements Evaluation
The Company has evaluated subsequent events through October 7, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Company Summary



MicroVentures



Company: Aladdin

Market: FinTech

Product: Digital banking platform

Company Highlights

- Reported over 80,000 monthly active users ("MAUs") in July 2022
- Helped facilitate the disbursement of over $5 million of loans since inception
- Reported over $280,000 of revenue in 2022 (through Q3), which has already outpaced its revenues from 2021 and makes 2022 a record year for the company
- Strategic partnerships in place with micro-finance institution Purple Money Microfinance

WHY IT'S INTERESTING

You've likely used a form of digital payment recently, whether that included purchasing something online or using touchless payment at a brick-and-mortar store. The prevalence of online payments and, more broadly, managing your money online, is extremely common today across the globe.[i] However, Africa is a lagging region where "cash is still king," according to McKinsey. This has resulted in an influx of innovative solutions aiming to digitize how Africans spend, save, and generally manage their money. In Nigeria, specifically, mobile-money transaction volumes doubled in 2020. Looking ahead, this shift to e-payments through Africa is expected to accelerate.[ii]

Aladdin is a digital banking ecosystem for Nigerian entrepreneurs, individuals, and small business owners. The company's financial products and services, which include savings accounts, e-payment services, lending services, and a marketplace for individuals to buy and sell goods, are the company's foundation for their goal of building a full-service platform for money management.

In July 2022, the company reported over 80,000 MAUs on its platform. The company primarily generates revenue from interest income on the loans it issues, which have reached a cumulative total volume of ~$14 million from inception to July 2022. From its reputable traction, 2022 (through September) has marked a record year for the company, as it brought in over $38,000 of net profits on $280,000 of revenue.

Led by experienced FinTech and banking professional Darlington Onyeagoro, Aladdin recently received a $100,000 investment from international accelerator Expert Dojo. The company also completed its first crowdfunding campaign, which brought in over $173,000. Aladdin is seeking additional capital to continue to build out its platform in Nigeria and expand into other African countries, including Benin and Ghana.

Insert video and deck



EXECUTIVE SNAPSHOT

Founded in 2020, Aladdin is a FinTech ecosystem that aims to empower Nigerians with financial tools to achieve their personal and professional goals through access to affordable banking products and services. With Aladdin, users can save, borrow, pay bills, and even connect with like-minded individuals within their own community who are also setting goals and working towards financial independence. Built for users who are starting a new business, freelancers needing additional capital, or individuals looking to save money for their future, Aladdin's goal is to be the go-to financial platform throughout Africa.



Aladdin
Charles Abayo

COMPANY SUMMARY

Opportunity

According to the International Monetary Fund, mobile money solutions in Africa have underpinned a radical change in Africa, leading it to be one of the global leaders in mobile money innovation, adoption, and usage, with 40 out of 45 sub-Saharan African nations using the technology.[iii] Specifically, the e-payment market is estimated to grow to roughly $40 billion in revenues by 2025, which will likely "depend on the infrastructure readiness, e-commerce penetration, mobile-money penetration, and regulation, among others, in each market," according to McKinsey.[iv] However, one current challenge for banks is digital lending, which reportedly is a "nightmare" in Africa due to costs and associated risks of moving lending services online, according to the CEO of Skaleet, a digital service provider for banks in Africa.[v]

Aladdin seeks to meet Africa's growing need for digital payments and lending infrastructure with its ecosystem of financial products and services. By partnering with financial institutions that provide Aladdin with the digital infrastructure needed to meet its customers' needs, Aladdin aims to provide savings accounts, lending services, e-payment solutions, and a marketplace for users to buy and sell any product. The company is currently only in Nigeria and aims to expand into other neighboring countries as it works to build out its platform to encompass other products such as investment products, rotational savings program, group savings programs, and much more.



Product

Aladdin's mobile application is at the heart of what the company does—designed for users to easily access financial loans, manage their personal finances, connect users with other like-minded neighbors, and buy and sell personal products.





Aladdin
Good Morning
Hi, Archibong
What would you like to do today?
Make a Transfer
Create a personalized payment link
Create a goal savings
Join the referral Challenge
Lade_Tunde
Search
All
Businesses
Deals
Top Categories
Gadgets
Services
Fashion
Food items
Vehicles
Animals & pets
-20%
Transactions
Wallet Balance
₦ 5,750,200
Account Number
2069011113
Fund Account
Please Complete your KYC
Quick Links
Transfer
Receive
Airtime/Data
Bills
Cards
Loans
Investment
Savings
Home
Hustle
Finance
Profile
Aladdin Community
Marketplace
Financial hub

E-Payment

Aladdin's e-payment feature enables users to send money to other Aladdin users or to those with third-party bank accounts.



Lending

Its loan products can be requested by users with short- to medium-term financing needs. Aladdin issues loans to its users with support from partner Purple Money Microfinance, which provides the company a credit facility to carry out lending activities.









Send Money
Select Option
To Aladdin User
To Other Banks
Favourites

Nano loans
Loan Amount(₦ Naira)
You are eligible for the following loan amounts
50,000
20,000
50,000
100,000

Saving

Aladdin users also have access to a savings account, where they can digitally deposit money to save for a rainy day. Its savings products are made possible through its partnership with Purple Money Microfinance, which sets up the infrastructure for each account and invests a portion of the savings in money market instruments. The company is working towards providing users a physical card that can be used for purchases at brick-and-mortar locations.



Marketplace

To sell or purchase personal goods, Aladdin has set up a marketplace (designed to be like eBay), where users can post and sell goods for others to purchase. When purchasing a product, users go through Aladdin's escrow service called Safepay, which aims to ensure fair and reliable transactions every time.









My Cards
Aladdin
5646 0012 2234 9845
mastercard

Savings
Active Savings
Goal Savings
Duration: 6 months
N200,000
6% P.A
Fixed Savings
Duration: 6 months
N500,000
8% P.A

9:41
Marketplace
Search username, products, et.c
Categories
Gadgets
Electronics
Fashion
Food items
Automobile
Computers
Recent Posts
Lade_Tunde
24min ago
Lade_Tunde
24min ago

**Card currently not available*



Community

Aladdin focuses on providing individuals with tools for success—it has created a social-media like feature where users can interact with, follow, chat, like, and message each other. Users can post just like they would on other social media applications, which the company believes can increase engagement on the app.





Use of Proceeds

If the minimum amount ($25,000) or the maximum amount ($361,210) is met, the company expects to use the proceeds as follows:



- **Intermediary Fees:** Aladdin will use a portion of funds from this raise towards intermediary fees
- **Marketing (Online):** Online advertising and marketing expenditures, including advertising Aladdin's banking services on social media
- **Marketing (Offline):** Offline advertising and marketing expenditures including print-type advertising initiatives
- **Operational Expenses:** Aladdin expects to set aside a portion of this round's proceeds for general working capital purposes



- **Product Enhancements:** Expand product features, which may include hiring additional engineers
- **Platform Security:** Expenditures related to cybersecurity software costs
- **Business Expansion:** Operational and marketing costs associated with organic expansion of its banking services into neighboring countries
- **Legal and Taxes:** Professional fees the company expects to incur in the short-term, related to annual tax preparation and filing services and legal consulting

Product Roadmap

Aladdin is aiming to be a comprehensive platform for financial products and services. It is currently working towards offering additional products, including insurance, savings groups, rotational savings programs, loans for small-to-medium-sized enterprises ("SMEs"), and various investment products. The roadmap is subject to change as some products may require regulatory approval before they can be offered.

Within the next quarter, Aladdin expects to upgrade its web services and enhance its in-person customer acquisition strategy within rural and urban communities referred to as agency banking. This refers to Aladdin agents using mobile, point-of-sale terminals to acquire customers and manage existing relationships with customers. Within the next year, Aladdin expects to roll out the following new products:

- Health and general insurance
- Group savings: Groups can save towards a communal purchase
- Rotational savings: Groups allocate a portion of money towards a group "pot," which is given to a group member at the end of a period's cycle (can be a month). At the beginning of each period, the pot grows again and is awarded to a new member at the end of the period.
- SME loans: Loans to small to medium-sized businesses
- Table banking: Savings program where a group of individuals can borrow against the groups' funds and repay the principal and interest into the "pot." Revenues from table banking are shared by group members.

The company also anticipates offering investment products in the future.

Business Model

Aladdin primarily generates revenue from net interest income, which means the spread between the interest income it receives on its loans and the interest expense it pays its depositors. Due to high loan volume and relatively low deposit rates, it partners with Purple Money Microfinance ("PMM"), which provides the loan facilities Aladdin uses to lend its users capital. By doing so, Aladdin assumes the risk of each loan and pays PMM a portion of the revenue (interest income) along with a service fee for using its facilities.

It also generates a nominal (equaling approximately less than 4% of total net revenues) amount of revenue from fees and commission income relating its marketplace services, where users can buy and sell items.

USER TRACTION

Aladdin has reported impressive traction to date. In terms of monthly transaction volume, which means all total cash inflow and outflow on the Aladdin platform (e-payments made, bill payments, escrow payments, loans),


Aladdin has reported $5 million has been transacted on its platform since inception. From May 2022 to June 2022, Aladdin reported its greatest monthly transaction volume to date, facilitating nearly $2 million in total transactions across its financial service products.



As of July 2022, Aladdin has reported over 80,000 MAUs, which is the highest this figure has hit since the company's inception. Compared to just a month earlier, the company's MAUs have grown by 47%, and has exponentially increased year-over-year.

Among those users, over 47,000 loans (cumulatively) have been taken out as of July 2022. Month over month, July was the company's most active month in terms of loans issued, as the company helped issue over 20,000 loans.






Partnerships

To facilitate the company's growth, Aladdin has partnered with Purple Money Microfinance (PMM), which provides the banking infrastructure, including a lending facility the company uses to issue loans. PMM provides the core infrastructure of Aladdin's saving and lending services by enabling its customers to deposit money in dedicated savings accounts and receive short-term loans. The company is in the process of negotiating additional partnership agreements that may expand its capacity to serve additional customers.



HISTORICAL FINANCIALS

Since inception in September 2020, Aladdin has generated $424,000 in revenue, about two-thirds of which has been generated in 2022 (from January through September). Over 95% of its revenue comes from net interest income, which is generated from collecting interest income on the loans it issues to its customers, net of interest expense it pays its depositors. The company also generates a nominal amount of revenue from fees and commissions for various banking services, including its bill payment services and commissions from transactions on its marketplace.





Aladdin's operating expenses have been increasing in parallel with its top line. Its personnel expenses, which represented approximately 45% of its total operating expenses in 2022 (through September) has increased as the company has been scaling its staff to support its growth. In the first three quarters of 2022, the company has incurred over $230,000 in operating expenses, which represents approximately 64% of total operating expenses incurred since inception.



The following charts break down Aladdin's operating expenses for 2021 and 2022 (through September):






In 2021, the company incurred a net loss of $16,854, but has subsequently has reported multiple months of profitability in the year. Within the first nine months of 2022, Aladdin has reported a net profit of over $38,000. During this same time, Aladdin reported an average monthly cash burn rate of $39,000 and had over $67,359 of cash on hand as of September 2022.



INDUSTRY AND MARKET ANALYSIS

In Africa, financial technology (FinTech) startups are building up the historically underserved financial services industry. FinTech is creating a variety of tech-based products and solutions such as mobile money, online payment processing, lending, and investing. Often, these companies are filling large gaps in local industries by building infrastructure from scratch and bringing a new generation of young Africans into local and global economies.[vi] According to the International Monetary Fund, mobile money solutions in Africa have underpinned a radical change in Africa, leading it to be one of the global leaders in mobile money innovation, adoption, and usage, with 40 out of 45 sub-Saharan African nations using the technology.[vii]

According to The Fintech Times, as of April 2021, approximately 57% of the population in Africa was unbanked,[viii] providing a large opportunity for FinTech growth.[ix] One country that has seen rapid adoption of financial products and services in recent years is Kenya. Between 2007 and 2021, financial inclusion in Kenya jumped from 27% to



roughly 84% of households, however, findings indicate that the financial inclusion landscape was impacted by the pandemic.[x]

A potential driver of mobile FinTech solutions in Africa is the growing rate of smartphone use. In 2020, there were 495 million unique mobile subscribers, a figure that is estimated to jump to 615 million by 2025. Additionally, mobile internet users are estimated to grow from 303 million to 473 million over the same period. According to GSMA, mobile platforms, enabled by increasing smartphone usage, are increasingly disrupting traditional value chains in various verticals across the region. These solutions aim to reduce inefficiencies in conventional business models, extend the reach services, and provide more choices to customers.[xi]



Source: GSMA, 2021: The Mobile Economy of Sub-Saharan Africa

Another potential driving factor for FinTech adoption in Africa is changing demographics. According to the Brookings Institute, 60% of Africa's 1.25 billion people are below the age of 25, representing the youngest population in the world. By 2060, an estimated one-third of the global youth will be in sub-Saharan Africa. Additionally, the continent is becoming increasingly urbanized and educated. By 2030, the continent is projected to have 17 cities with a population over 5 million, up from 6 in 2015.[xii]





Figure 5.3 By 2030, Africa will have 17 cities with more than 5 million inhabitants

African cities by population in 2030, millions of people

5 million - 10 million   2015   2030
>10 million

African cities by population, number

1+ million
54 (2015)   89 (2030)

5+ million
6 (2015)   17 (2030)

10+ million
3 (2015)   5 (2030)

1 Greater Johannesburg includes the City of Johannesburg, Ekurhuleni, and the West Rand.
Source: United Nations World Population Prospect, June 2014 revision, U.N. population division; MGI Cityscope; McKinsey Global Institute analysis.



Figure 3.3 Global youth population projections

Over the next three decades, sub-Saharan Africa's youth population will grow faster than any other region. By 2050, sub-Saharan Africa will make up 33 percent of the world youth population, up from 19 percent in 2015. During this period, sub-Saharan Africa's youth population will increase by 522 million while the rest of the world's youth population declines by 220 million.

2015   2050

Note: Country groups follow World Bank classifications. Youth defined as population age 0 - 24 years old.
Source: U.N. World Population Prospects 2017 Revision, Medium Variant Projections.

Source: Brookings Now, Charts of the Week: Africa's Changing Demographics

Within FinTech, the market in Africa has specifically witnessed impressive growth in recent years, growing at a compound annual growth rate (CAGR) of 64.6% between 2011 and 2021, reaching $4.1 billion. 2021 was a record year for capital invested in FinTech in Africa, up by 354% from the previous high of $2.8 billion in 2019. Other notable funding information for FinTech investments in Africa include:[xiii]

- Deal count reached a high in 2021 at 276
- Median pre-money valuation in 2021 was $13.6 million, up from $2.68 million in 2020
- Median post-money valuation in 2021 was $14.52 million, up from $4 million in 2020
- Median deal size in 2021 was $1.88 million in 2021, up from $0.43 million in 2020



MicroVentures



Capital Invested & Deal Count in African FinTech Companies, 2011-2021

Source: PitchBook Data, Inc.



Prospa: The 2019 Y-Combinator startup Prospa, founded in Nigeria, works to provide banking and software solutions to small businesses across Africa. The company's product enables businesses to open a fully operational account, which includes features like cash deposits, corporate debit cards, no collateral business loans, a point-of-sale solution, a no-code webstore, and an invoice system. With partners including Visa, Zenith, the Nigeria Inter-Bank Settlement System, and Verve, Prospa is attempting to uplift its customers through easy-to-use banking solutions.[xiv] In September 2021, Prospa raised $3.8 million in a pre-seed funding round to begin operations in Nigeria.[xv]



Pocket: Pocket, formerly known as Abeg,[xvi] is a social commerce and payment app that offers features such as transferring payments between peers, pay bills, and pay a business digitally. As a secure way to transfer money between each other and merchants, Pocket is aiming to create an easier way to pay on-the-go. Currently, approximately 2 million people and 30,000 merchants use Pocket.[xvii] In 2022, Pocket was acquired by online savings and investment platform, PiggyVest.[xviii]



Kuda: Kuda is a Nigerian-based banking app offers banking to Nigerians. Kuda offers an investing feature where users can easily buy shares on the global market. Kuda also offers no fees for any amounts of transfers. In August 2021, Kuda reached $500 million in funding and 1.4 million registered users.[xix] The company is currently working on expanding to support Ghana, Uganda, and eventually the rest of Africa.



Sparkle: Founded in 2019, Nigerian-based Sparkle offers a comprehensive personal community-based banking small business finance app. The app provides instant account opening and management, spending analytics and breakdowns, easy-to-access transfers and bill payment, and physical debit cards.[xx] For businesses, Sparkle provides a scalable solution to managing accounts, financial insights and


productivity, taxation and payroll, in addition to inventory monitoring and invoicing.[xxi] Sparkle is also a part of Open Banking Nigeria, introducing APIs to numerous of its features to allow business automation.[xxii] In October of 2021, Sparkle raised $3.1 million in a seed round to scale its talents across the engineering, risk assessment, and marketing departments.[xxiii]

EXECUTIVE TEAM



Darlington Onyeagoro, Co-Founder and CEO: Darlington Onyeagoro is a seasoned product and strategy professional with over a decade of experience across the retail, banking, and financial technology industries in Africa. Before co-founding Aladdin, Onyeagoro founded Blacklistng, an alternative database for chronic debtors and fraudsters that aims to enable businesses to "blacklist" potential harmful customers. Prior to founding Aladdin, Onyeagoro was Managing Director for Okash and Director of Operations and Procurement for Opay, a $2 billion African FinTech unicorn.[xxiv] He also previously served as Head of Product and Strategy at Primera, Product Development Specialist at OranjOne Limited, Learning and Development Consultant at Diamond Bank Plc. Onyeagoro holds an Engineer's Degree in Mechanical Engineering from the Federal University of Technology.



Olayemi Nasiru, CFO: Olayemi Nasiru has been with Aladdin since inception, and currently serves as the company's Chief Financial Officer. Aside from his current duties, Nasiru is an Audit Director at SON Professional Services, a global accounting and specialty consulting company. Previously, Nasiru was a Deputy Chief Internal Auditor for Polaris Bank, where he provided assurance services to the Board and upper management to assess the bank's risk management process. Nasiru also served as Senior Internal Auditor Manager at Skye Bank and Deputy Head of Audit and Control at Reliance Bank Limited. Nasiru holds a Master's in Contemporary Accounting from Leeds Beckett University.




David Echu, Co-Founder and CTO: David Echu co-founded the company in 2020 and currently leads the technology development of the platform. Echu is a web development professional and has experience with API integrations, Javascript, Php, Python, MySql, and Ionic. Prior to joining the team, Echu was the Chief Development Officer at Newzpoint and a Lead Web Developer at Life Found Technology. Echu holds a Bachelor's in Computer Science from EPS La-Cite University.



Avi Umukoro, CMO: Avi Umukoro is an experienced sales and marketer and brings years of experience working at FinTech startups. Prior to joining the Aladdin team in 2020, Umukoro was a Specialist at Ecobank Nigeria. He also served as Relationship Manager for Oceanic Bank International's Retail Banking segment in Nigeria. Umukoro holds a Bachelor's in Geology and Earth Science from Delta State University, Nigeria.



Eno Segun-Jimoh, COO: Eno Segun-Jimoh recently joined the team in 2022 as its Chief Operations Officer and brings over a decade of financial services operations experience. Prior to joining Aladdin, Sugun-Jimoh was a Finance Operations Lead at ab Artworld. She also spent 10 years at Diamond Bank as a Service Manager and Team Lead of Treasury/Banking Operations. Segun-Jimoh holds a Master of Science in Finance from the University of Leicester.

PAST FINANCING

Aladdin Scheme Inc., the parent company of Aladdin Scheme Limited, a limited liability company formed in Nigeria, has raised approximately $348,000 since inception. In 2021, Aladdin Scheme Limited raised $105,000 by issuing SAFEs with a $9 million valuation cap.

Round	Date	Amount	Valuation Cap	Discount Rate	Conversion Percentage
Seed	March 2022 - June 2022	$150,000	$9 million	N/A	N/A
Seed*	May-22	$25,000	N/A	N/A	0.25%
Seed (Reg CF)	Jan-22	$173,790	$8 million	5%	N/A
Seed**	July 2021 & August 2021	$105,000	$9 million	N/A	N/A

* If there is an Equity Financing before the termination of this SAFE, the SAFE will automatically convert into a number of shares of Safe Preferred Stock equal to the Company Capitalization multiplied by the Conversion Percentage.

** These SAFEs were issued by Aladdin Scheme Limited, the subsidiary of Aladdin Scheme, Inc.


Security Type: Crowd Note
Round Size: Min: $25,000 Max: $361,210
Discount Rate: 20%
Valuation Cap: $9 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $9 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Techcabal: Aladdin Digital Bank, Closes a Debt-Financing Deal Up to $3.5 Million and Closing a Pre Seed Round Soon
Nairametrics: Aladdin Rebrands to Become Africa's No. 1 Superapp Serving the SMB Economy
Nairametrics: Banks Needs to Humanise Customers – Aladdin CEO
Punch: Aladdin Unveils Digital Bank App
This Day: Aladdin Digital Bank Launches App to Enhance Customer Satisfaction

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:



- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://assets.ctfassets.net/q33z48p65a6w/1GK3Mu8F3maTvMbnacW4bG/750979e2d4ea891eb75b58fc7ae564fe/EN_N26_GlobalDigitalBankingIndex2021_V19__2_.pdf

[ii] https://www.mckinsey.com/industries/financial-services/our-insights/the-future-of-payments-in-africa

[iii] FinTech in sub-Saharan African Countries A Game Changer? (2019). The International Monetary Fund

[iv] https://www.mckinsey.com/industries/financial-services/our-insights/the-future-of-payments-in-africa

[v] https://african.business/2021/12/technology-information/digital-lending-is-the-next-horizon-for-africas-banks-says-skaleet-ceo/

[vi] https://qz.com/africa/1751701/everything-you-need-to-know-about-african-fintech/

[vii] FinTech in sub-Saharan African Countries A Game Changer? (2019). The International Monetary Fund

[viii] https://thefintechtimes.com/top-african-challenger-banks-helping-the-unbanked-through-mobile-services/



ix https://qz.com/africa/1751701/everything-you-need-to-know-about-african-fintech/

x https://www.knbs.or.ke/wp-content/uploads/2021/12/2021-Finaccess-Household-Survey-Report.pdf

xi https://www.gsma.com/mobileeconomy/sub-saharan-africa/
content/uploads/2021/09/GSMA_ME_SSA_2021_English_Web_Singles.pdf

xii https://www.brookings.edu/blog/brookings-now/2019/01/18/charts-of-the-week-africas-changing-
demographics/

xiii Pitchbook data, downloaded January 12, 2022

xiv https://getprospa.com

xv https://techcrunch.com/2021/09/08/nigerias-prospa-gets-3-8m-pre-seed-to-offer-small-businesses-banking-
and-software-services/

xvi https://www.thisdaylive.com/index.php/2022/07/09/abeg-rebrands-acquired-by-piggyvest/

xvii https://pocketapp.com

xviii https://www.thisdaylive.com/index.php/2022/07/09/abeg-rebrands-acquired-by-piggyvest/

xix https://techcrunch.com/2021/08/02/kuda-the-african-challenger-bank-raises-55m-at-a-500m-
valuation/?guccounter=1

xx https://sparkle.ng

xxi https://sparkle.ng/business/

xxii https://techpoint.africa/2020/06/03/sparkle-officially-launches-in-nigeria

xxiii https://ffnews.com/newsarticle/sparkle-raises-3-1m-seed-round/

xxiv https://qz.com/africa/2050792/softbanks-2-billion-valuation-makes-opay-africas-new-unicorn/

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.


Aladdin Scheme Inc.
251 Little Falls Dr.
Wilmington, DE 19808


Ladies and Gentlemen:

The undersigned understands that Aladdin Scheme Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $361,210 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 1, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 3, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Aladdin Scheme Inc. 251 Little Falls Dr. Wilmington, DE 19808 Attention: Darlington Onyeagoro
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

7

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Aladdin Scheme Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Aladdin Scheme Inc.

CROWD NOTE

FOR VALUE RECEIVED, Aladdin Scheme Inc. a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is April 3, 2022.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $361,210 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

      ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

     i.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

     ii.   If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

     i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

     i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

         B. Obtaining the Corporate Transaction Payment.

     ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent,

4

enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

9:41
Hi, Archibong
Wallet Balance
₦ 5,750,200,000
Account number 2069011113
What would you like to do
Make a transfer
Start a Savings
Apply for a loan
Shop for an item
Explore other features
Community
Grow your audience, meet new people, like , follow and chat.
Financial tools
Check out our loans, savings and finance features.
Transactions
Transaction Summary
Last 7 days
Expenditures N150,000
Income N700,000
300,000
250,000
200,000
150,000
100,000
Transaction List
Uchenna John Doe 10:46 AM 20 November, 2020 Credit +N10,000
Alabi Adeyemo 10:46 AM 20 November, 2020 Debit -N51,060
Mike Ross 10:46 AM 20 November, 2020 Credit +N10,000
Alabi Adeyemo 10:46 AM 20 November, 2020 Escrow -N51,060

Welcome to Aladdin





Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.


Morocco
Tunisia
Algeria
Libya
Egypt
Mauritania
Mali
Niger
Chad
Sudan
Eritrea
Djibouti
Cape Verde
Senegal
Gambia
Guinea-Bissau
Guinea
Sierra Leone
Liberia
Côte d'Ivoire
Burkina Faso
Ghana
Togo
Benin
Nigeria
Cameroon
Central African Republic
South Sudan
Ethiopia
Somalia
São Tomé and Príncipe
Equatorial Guinea
Gabon
Congo
Democratic Republic of Congo
Uganda
Kenya
Rwanda
Burundi
Tanzania
Seychelles
Angola
Zambia
Malawi
Comoros
Mayotte
Zimbabwe
Mozambique
Madagascar
Mauritius
Namibia
Botswana
South Africa
Eswatini
Lesotho
East Africa Market
Francophone Africa - Maghreb
Francophone Africa - Sub-Saharan
South Market Africa
West Market Africa
Serviced from PwC Portugal
Serviced from neighbouring PwC offices
Serviced from Middel East Territory

Africa's economy is powered by "gig" economy workers.[1]

YET!

We believe this segment is the most **mis-understood** and most **underserved** of all segments.

[1] https://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_627189/lang--en/index.htm

An estimated 90% of businesses in Africa are micro, small, and medium-sized enterprises.

Growth for small and medium businesses (SMBs) and gig workers has been hampered by **the lack of digital infrastructure** needed to support data-driven innovations.

Source: https://hbr.org/2021/08/digitizing-africas-small-and-midsize-businesses





We believe there is a **disconnect** between the banking system and potential customers within Africa. **Most transactions done by SMBs and Gig workers are offline.**



This **disconnect** could lead traditional banks to operate with **unverifiable data** outside their system to make crucial business decisions.

Market Opportunity

TAM- Total Adressable Market
456 million bank account holders projected by 2022[1] and average per capita income of $1,645[2]

TAM=$750 Billion

Potential SAM- Serviceable Addressable Market
As of 2018, about a third of citizens within Nigeria, Senegal, Ghana, and Kenya have a smartphone.[3]

SAM=$167 Billion[4]

SOM- Serviceable Obtainable Market
Our goal is to acquire about 2% of the total market (2 million potential customers) with smartphones

SOM=$3 Billion

[1] https://www.statista.com/statistics/915625/number-adults-with-bank-account-africa/
[2] https://data.worldbank.org/indicator/Y.GDP.PCAP.CD?locations=ZG
[3] https://www.pewresearch.org/global/2018/10/09/majorities-in-sub-saharan-africa-own-mobile-phones-but-smartphone-adoption-is-modest/
[4] Total population of Nigeria, Senegal, Ghana, and Kenya of ~307,000,000 multiplied by 33% multiplied by average per capita income of $1,645 (https://www.worldometers.info/population/countries-in-africa-by-population/)











9:41
Messenger
Aladdin Support
Hi, i'm having issues sending money.
DaveMadumans
Ayenilames
Nice product. let me know when you_
Ni Fries Turkey
KafchiKitchens
Salomon
SrarahConor
Hustle
Profile
-20%
Randomevent
HP Probook Core i7- 4th gen 12GB RAM 256GB S50
Backlit keyboard Touch screen 4k display Nvidia
840m 2Gb
4 spot left
N230,000
Angie
24min ago
-20%
Hi, Archibong
2069011113
Storto
Savings.
Shop for
on Item
Explore other features
Community
Good Morning
1 ¢ 5,750,200
2069011113 0
Fund Account
Quick Links
Receive
Savings
Transactions
Transaction Summary
Last7days
Expenditures
income
N700,000
Transaction List
UchennaJohnDoe
Credit
Alabi Adeyemo
Debit
Mike Ross
Credit
Hustle

Aladdin bank **connects** the world of **banking**, **socials**, and **commerce** together!



We also collect data from other **<u>external touch points</u>** linked to our banking system







The Blacklist
POS
Bank Statements
Aladdin Agents
Transactions
Transaction Summary
Last 7 days
Expenditures N150,000
Income N700,000
Transaction List
Uchenna John Doe
Credit +N10,000
Alabi Adeyemo
Debit -N51,060
Mike Ross
Credit +N10,000
Alabi Adeyemo
Escrow -N51,060
Current Points
2,215
Total earned: 4,325
Winnings
Gift Points
Winners
Congratulations! You won N5.
Congratulations! You won N313.
Congratulations! You won N308.
Redeem points
Congratulations! You won N10.

1 Smarter decision making in lending and customer management is our goal

2 Better understanding & alignment with customer needs

3 Ecosystem of Solutions





















Aladdin
TECNO
LOYCEES COMMUNICATIONS LTD
Partner
airtel
SIM REGISTRATION OUTLET
REPLACE & REGISTER SIM CARD
Retail Partner
SIM Swap
4G Upgrade
SIM registration
Airtime Sales

We believe our growth engine is starting



Downloads

120,000+



Users (MAU)

80,000+



Loans Disbursed

45,000+



Loan Value Disbursed

$400,000+



2022 Revenue (through September)

$280,000



Volume of transaction

$5,000,000+

The management team



Avi, CMO

Avi Umukoro has over a decade of working experience in the Nigerian banking and financial sector. He is an alumnus of Delta State University, Nigeria and Frankfurt School of Finance and Management.



David, CTO

David Echu is a software developer and a graduate of computer science from EPSU la Cite Benin Republic. He specializes in web and mobile development and Machine learning and AI.



Yemi, CFO

Olayemi Nasiru is an experienced banker, a Chartered Accountant, and a Consultant on contemporary business issues & entrepreneurship. He is an alumnus of Leeds Beckett University (UK).



Darlington, CEO

Darlington Onyeagoro is an experienced, practical and outcome-oriented strategy and fintech enthusiast with over 14 years of banking experience.

Invest in our vision of
the future

Invest In

Aladdin

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Hi, I'm Darlington Onyeagoro, I'm the co-founder and CEO of Aladdin. Aladdin is a super app that powers an ecosystem of solutions.

[Text Overlay: Co-founder/CEO – Aladdin Digital Bank, Darlington Onyeagoro]

On Aladdin, our users have access to financial tools that allows them to either save, borrow, invest, or make payments or even enjoy other partnership solutions like insurance, mortgage, pension, and access to health cover.

Aladdin has an inbuilt marketplace that allows users to actually interact commercially. Users can buy and sell from each other and the icing on the cake is [that] Aladdin allows users to socially interact. There's an active community and social field with the Aladdin App.

We can safely say today that Aladdin is revenue positive.

All of this is made possible because we have a dedicated team of experienced and passionate people. People that wake up every morning with a burning desire to solve the issues that beguile SMEs and freelancers in Africa.

Aladdin is special to me because we are solving the core problem of Africa and that is solving the challenges that face SMEs and freelancers. And as I said earlier, SMEs and freelancers are the cornerstones of Africa's prosperity.

We want you to be a part of this vision. We want you to be part of this drive and our success story and you can be part of us by investing a minimum of $100.

You can be part of this wonderful journey as we change the stories of SMEs and freelancers forever, not just in Africa but in every developing country all over the world. Thank you very much.